5100 W. Copans Rd. Suite 710   Margate, FL 33063   Phone 954-974-5818   Fax 954-974-5720

www.medianetgroup.com   www.bsprewards.com

October 22, 2008

Ta Tanisha Meadows

Staff Accountant

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MediaNet Group Technologies, Inc

Item 4.01 8-k/A Filed October 16, 2008

File No. 000-49801

Dear Ms. Meadows:

Pursuant to your comment letter dated October 17, 2008 in reference to the above filing, the following will answer accordingly:

1.	Comment as filed:

(a)	On October 10, 2008 Child, Van Wagoner & Bradshaw, Pllc. (“Child”) was dismissed as the Company’s independent auditor and independent registered public accounting firm effective immediately

1.	Comment as amended:

(a)

On October 10, 2008 Child, Van Wagoner & Bradshaw, Pllc. (“Child”) was dismissed as the Company’s independent auditor and independent registered public accounting firm effective immediately. Registrant’s audit committee of the Board of Directors and Registrant’s Board of Directors approved the decision to change independent accountants.

2.	As requested the Company acknowledges as follows:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Martin A. Berns

President and CEO